FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on March 26, 2009, announcing that it has taken delivery of its third and fourth newbuilding product/chemical tankers.  This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 filed July 3, 2008 (Registration No. 333-152150).

EXHIBIT 1

NEWS RELEASE for March 26, 2009

Contact:	Michael Mason (investors) Allen & Caron Inc 212 691 8087 michaelm@allencaron.com

TOP SHIPS ANNOUNCES DELIVERY OF ITS
THIRD AND FOURTH NEWBUILDING VESSELS

ATHENS, GREECE (March 26, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) announced today that it has taken delivery of the M/Ts “IONIAN WAVE” and “TYRRHENIAN WAVE” from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea.

The “IONIAN WAVE” and the “TYRRHENIAN WAVE” are the third and fourth of six 50,000 dwt product / chemical tankers to be delivered within the first and second quarter of 2009. The “IONIAN WAVE” and the “TYRRHENIAN WAVE” have entered into respective bareboat time-charter employments for a minimum period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

•
A fleet of eleven double-hull handymax tankers, with a total carrying capacity of approximately 0.5 million dwt, of which 74% are sister ships. Seven of the Company's  handymaxes are on time charter contracts with an average term of one year with all of the time charters including profit sharing agreements above their base rates. Four of the Company’s handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

•	Two newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for a period of ten years.

•
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward Looking Statement

Certain statements and information included in this release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Date: March 26, 2009	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 981105